November 16, 2015

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 10 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

As reported to you in the September 30, 2015 Quarterly Report to Partners, the Partnership sold its limited partnership interest in FDI-GM 2003, Ltd. (“Green Manor”), a Texas limited partnership. The apartment complex of Green Manor was appraised for $390,000 as of February 2015, and it had a mortgage balance of $1,029,016 as of December 31, 2014.  The Partnership received $30,000 in cash proceeds, all of which were used to reimburse the Partnership’s general partner or affiliates for expenses paid on the Partnership’s behalf. The Partnership incurred $2,300 in sale related expenses which was netted against the proceeds from the sale in calculating the gain on sale. The Partnership’s investment balance was zero at the date of sale; therefore a gain of $27,700 will be recorded. The 15-year low income housing tax credit compliance period for Green Manor has not yet expired. A Recapture Guarantee Surety Bond was issued to indemnify the limited partners of the Partnership against any recapture of tax credits.

The Partnership sold its limited partnership interest in FDI-PM 2003, Ltd. (“Pine Meadows”), a Texas limited partnership. Pine Meadows was appraised for $510,000 as of January 2015, and it had a mortgage balance of $949,356 as of December 31, 2014. The Partnership received $35,000 in cash proceeds, of which $23,624 was used to reimburse the Partnership’s general partner or affiliates for expenses paid on the Partnership’s behalf, and the remaining $11,376 was retained in reserves. The Partnership incurred $2,300 in sale related expenses which was netted against the proceeds from the sale in calculating the gain on sale. The Partnership’s investment balance was zero at the date of sale; therefore a gain of $32,700 will be recorded. The 15-year low income housing tax credit compliance period for Green Manor has not yet expired. A Recapture Guarantee Surety Bond was issued to indemnify to indemnify the limited partners of the Partnership against any recapture of tax credits.

The reserves funded with the sales proceeds will remain with the Partnership and will be used by the Partnership to fund operations and any property shortfalls that may arise prior to disposition of the last asset. A distribution will be made after liquidation of the last asset if the Partnership then has any remaining cash.

The Partnership continues to own interests in four other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interests described herein will result in gross taxable income to Limited Partners which will be reflected in your 2015 K1, expected to be delivered to you approximately February or March 2016. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of these sales combined with the other 2015 Partnership activity which will all be reflected in the forthcoming K1.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
Investor Services
WNC & Associates, Inc.

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com